UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            REPTRON ELECTRONICS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    76026W208
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Partners, L.P.                            Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 284-7966                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         76026W208
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:                717,100*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           717,100*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   717,100*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   14.3%*
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14. Type of Reporting Person (See Instructions):  IA, IN
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*  As  of  September  30,  2005,  Ahab  Partners,  L.P.  ("Partners")  and  Ahab
International, Ltd. ("International") held in the aggregate 717,000 shares of common stock, par value $0.01 per share (the "Shares") of Reptron Electronics, Inc. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Partners and International. On September 30, 2005, Mr. Gallen ceased to possess the power to direct the disposition of 100,000 Shares held by one or more of the various private investment accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 717,000 Shares, or 14.3% of the Shares issued and outstanding as of September 30, 2005.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005, there were 5,000,000 Shares issued and outstanding as of May 13, 2005.

          As of September 30, 2005, Ahab Partners, L.P. ("Partners") and Ahab International, Ltd. ("International") held in the aggregate 717,000 shares of common stock, par value $0.01 per share (the "Shares") of Reptron Electronics, Inc. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Partners and International. On September 30, 2005, Mr. Gallen ceased to possess the power to direct the disposition of 100,000 Shares held by one or more of the various private investment accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 717,000 Shares, or 14.3% of the Shares issued and outstanding as of September 30, 2005.

          Since the filing of the Amendment No. 3 to the Schedule 13D by Mr. Gallen as of July 5, 2005, there have been no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as otherwise described in this Amendment No. 4 to the Schedule 13D.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           October 7, 2005


                                           /s/ Jonathan Gallen
                                           -------------------------------------
                                           Jonathan Gallen, individually and  in
                                           his   capacity   as   the  investment
                                           adviser for  Ahab Partners,  L.P. and
                                           Ahab International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).